March 12, 2010
Via EDGAR & Overnight Delivery
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Attn:	Cecilia Blye, Chief, Office of Global Security Risk Pradip Bhaumik, Special Counsel, Office of Global Security Risk Barbara Jacobs, Assistant Director, Office of Corporation Finance

Re:	NetApp, Inc. Form 10-K for the Fiscal Year Ended April 29, 2009 Filed June 17, 2009 File No. 0-27130
Ladies and Gentlemen:
     NetApp, Inc. (the “Company”) submits this letter to you in response to your letter of February 26, 2010, which letter sets forth comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing. This letter sets forth our responses to the Staff’s comments. For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.
General
1.	You state on page 95 that you earned revenues from Latin America, a reference generally understood to encompass Cuba. We are also aware of various public media reports that several of your resellers have operations in Iran, Sudan and/or Syria. Cuba, Iran, Sudan, and Syria are countries that are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Cuba, Iran, Sudan, and Syria. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, if any, whether through subsidiaries, distributors, resellers, or other direct or indirect arrangements. Your response should describe any products, equipment, components, technology, software or services that you have provided into Cuba, Iran, Sudan, and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.
     We acknowledge the Staff’s comment and confirm that we have previously received inquiries from time-to-time from residents of Cuba, Iran, Sudan and Syria (the “Sanctioned Countries”), both through our website and at various seminars and trade shows, about our products, technologies, and services. As a result of such inquiries, individuals or entities from the Sanctioned Countries received email newsletters and marketing information from us and may have attended web-based informational seminars about our

Securities and Exchange Commission
March 12, 2010

products, technologies, and services. We, however, confirm that the Company has neither sold nor shipped any products, components, equipment, or technology to, or performed services in the Sanctioned Countries. In addition, we do not have any agreements or commercial arrangements with the governments of the Sanctioned Countries or entities controlled by those governments and, to our knowledge, we have not directly activated warranties or registered products in the Sanctioned Countries.
Compliance Policies and Procedures
     The Company actively employs comprehensive policies, procedures, and systems for ensuring compliance with U.S. export control and economic sanction laws and regulations. In addition, we educate and train our employees about U.S. export control and economic sanction laws and regulations and how such laws and regulations affect our business. Furthermore, we regularly update and implement policies and procedures for conducting our business in compliance with U.S. Government laws and regulations, where applicable.
     As a global company, we sell our products and services both directly (through our field sales organization) and by way of third party OEM partners, integrators, and resellers, with a substantial majority of our sales made through our OEM partners, integrators and resellers. We use a number of methods to screen our sales. In the normal course of our business, we collect Point of Sale data (“POS”) from our internal field sales organization, as well as our third party OEM partners, integrators, and resellers. We use this POS data, which includes identifying information about the shipment destination of our products, to, among other things, screen out any attempted orders from individuals or entities in the Sanctioned Countries. In addition, we maintain provisions in our form sales contracts, including contracts with our OEM partners, integrators, and resellers that require anyone wishing to have a business relationship with the Company to comply with U.S. export control laws and economic sanctions regulations to the same degree as we do.
     In compliance with its policies and procedures, the Company does not knowingly provide any products, technologies, services, or financial support to the Sanctioned Countries. In addition, to our knowledge, we have not previously, do not currently, and do not intend to conduct business with customers in or connected with any of the Sanctioned Countries.

* * * * *
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please direct these to me at (408) 822-3203. In addition, we would like to request that you provide a facsimile of any additional comments that you may have to my attention at (408) 822-4412. Thank you for your assistance.

Sincerely,
/s/ Steven J. Gomo
Steven J. Gomo
Executive Vice President, Finance and Chief Financial Officer, NetApp, Inc.

cc:	Andrew Kryder, Senior Vice President Legal, General Counsel, NetApp, Inc.
Steven E. Bochner, Wilson Sonsini Goodrich & Rosati, P.C.
Nathaniel P. Gallon, Wilson Sonsini Goodrich & Rosati, P.C.
John W. Kelm, Deloitte & Touche LLP